Filed Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Filed by NPS Pharmaceuticals, Inc.
Subject Company: NPS Pharmaceuticals, Inc.
Enzon Pharmaceuticals, Inc.
Commission File No. 000-23272

The following presentation was given by Dave Clark of NPS Pharmaceuticals, Inc. and Arthur Higgins of Enzon Pharmaceuticals, Inc. at the SG Cowen 23rd Annual Healthcare Conference held in Boston, MA on March 18, 2003.

Safe Harbor

Cautionary Statement For The Purpose Of The “Safe Harbor”
Provisions Of The Private Securities Litigation Reform Act Of 1995

This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS’ and Enzon’s businesses generally as set forth in NPS’s and Enzon’s filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Safe Harbor continued

Additional Information And Where To Find It

In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the SEC at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’s website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon’s website at www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS’ proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at [www.npsp.com]

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting Enzon at 908-541-8678.

Our Mutual Goal

To Build a Sustainable Top-Tier Biotech Based On:

•	A deep, diversified and sustainable pipeline
•	A clearly defined pathway to profitability
•	A fully integrated infrastructure and stable financial position

Synergies Expand and Accelerate Value Creation
•	Expand pipeline development — e.g., CNS product opportunities
•	Accelerate program development — e.g., ALX-0600 for multiple indications
•	Leverage financial strength and commercial capacity — e.g., in-license products and technologies, and optimize PREOS partnership

Transaction Specifics
•	Summary:
	—	Stock for stock exchange
	—	Timing • Joint proxy filed in March • Expected shareholder vote in June*
•	New Company Structure:
	—	Hunter Jackson, Executive Chairman of the Board
	—	Arthur Higgins, Chief Executive Officer
	—	Board Split: 6 from NPS, 4 from Enzon
	—	Management drawn from both companies
*Subject to stockholder and regulatory approvals and other customary closing conditions

The Merger Creates a Top-Tier Biotech
•	Management with a proven record of building businesses
•	Drug discovery and development expertise
•	Manufacturing capacity and experience
•	Commercial infrastructure
•	Strong, dependable revenues

Post Merger Strengths
•	Fully Integrated:
	—	From drug discovery through manufacturing and commercialization
•	Innovative and robust pipeline:
	—	~$150M R&D budget *
	—	Phase III: 2 programs
	—	Phase II: 3 programs
	—	>10 early stage programs
	—	Multiple platform technologies
* Based upon 2003 pro-forma financials

Post Merger Strengths
•	Solid financial infrastructure:*
	—	Revenue of ~$200M from 5 marketed products
	—	>$300 million cash (at closing)
	—	Solid cash flow
•	Significant partnerships validate R&D strengths:
	Amgen	Janssen	MicroMet
	AstraZeneca	Kirin	Nektar
	GSK	Schering- Plough	SkyePharma
* Based upon 2003 pro-forma financials

Post-Merger Metrics
Comparable Company Analysis(a)
		2003 Est.		Products
Company	Market Value	Revenue	R&D	Marketed	Phase III

Millennium	$2,152.2	$402.5	$496.5	2	--
Celgene	$1,942.9	$171.0	$ 89.8	1	1
Amylin	$1,334.2	$ 49.4	$111.8	0	1
Neurocrine	$1,297.1	$ 92.0	$110.5	0	1
ICOS	$1,055.7	$105.5	$157.5	1	1

Enzon/NPS		~$200.0	>$150.0	5	2

(a) Projected Financial Information as per Wall Street equity research and calendarized to reflect 12/31 year end

Product Pipeline & Marketed Products

Product	Preclinical/ Research	Phase I	Phase II	Phase III	Marketed	Partner

PEG-INTRON						Schering-Plough
ABELCET						Proprietary
ADAGEN						Proprietary
ONCASPAR						Proprietary
DEPOCYT						Proprietary
Cinacalcet HCl						Amgen/Kirin
PREOS						Proprietary
PROTHECAN						Proprietary
ALX-0600						Proprietary
Cinacalcet HCl						Amgen/Kirin
NPS 1776						Proprietary
NPS 1506						Proprietary
Calcilytics						GSK
PEG-Cytotoxics						Proprietary
Gly-T Inhibitors						Janssen
mGluRs						AstraZeneca
SCA’s						Micromet
Inhaled Leuprolide						Nektar

		= Enzon		= NPS

5 Marketed Products
•	PEG-INTRON ®
•	ABELCET ®
•	ONCASPAR ®
•	DEPOCYT ®
•	ADAGEN ®

PEG-INTRON
•	HCV—an under-treated epidemic — Est. 4 Million U.S./4 Million EU
•	Re-treatment patients — ~200,000 patients
•	Maintenance therapy — CO-PILOT study ongoing
•	Geographic & indication expansion — Japan – Est. 2 million infected — Oncology/HIV

PEG-INTRON: A Strong Revenue Base
•	U.S. Pegylated alpha-interferon scripts increasing
•	Roche share of new U.S. scripts holding at approximately 20%
•	Japan represents significant upside beginning in 2005
•	Solid intellectual property position
•	Potential for price increases and expanded indications

•	ABELCET is the market leader and formulation of choice
•	Amphotericin B lipid complex with reduced nephrotoxicity
•	Possible market expansion through:
— Focused marketing and medical effort
— Evaluation of new treatment paradigms

Additional Marketed Products
•	ONCASPAR (pegylated asparaginase) — Indicated for acute lymphoblastic leukemia — Stable sales growth
•	DEPOCYT (cytarabine liposome injection) — Treatment of neoplastic meningitis — Significant growth potential
•	ADAGEN (pegylated bovine ADA) — ADA deficient SCIDS (Bubble Boy Disease) — Lifetime therapy for limited population

2 Phase III Clinical Products

PREOSTM	Cinacalcet HCI

PREOSTM (Intact Human Parathyroid Hormone)

•	Stimulates natural bone growth, with potential for: — Stronger, healthier bones — A lower risk of fracture

•	Recent PaTH data support Phase II results and possible PREOS and bisphosphonate combination

PREOSTM
•	Expect to compete in a large and growing market
•	Pivotal Phase III study to be completed in September 2003
•	FDA submission targeted for mid-2004
•	Launch anticipated by late 2005
•	Combined company more able to aggressively execute development program and negotiate an optimal partnership

Cinacalcet HCI
•	Novel treatment for hyperparathyroidism (HPT)

•	Market opportunity (U.S.)
— Primary HPT 500,000 patients
— Secondary HPT 280,000 dialysis patients
— Secondary HPT 800,000 predialysis patients

Cinacalcet HCI
•	Amgen’s Phase III program on-going and on-track
•	Amgen confirms 2H 03 NDA filing
•	First-in-class molecule in a growing market
•	Potential for significant royalty stream

Product Pipeline & Marketed Products

Product	Preclinical/ Research	Phase I	Phase II	Phase III	Marketed	Partner

PEG-INTRON						Schering-Plough
ABELCET						Proprietary
ADAGEN						Proprietary
ONCASPAR						Proprietary
DEPOCYT						Proprietary
Cinacalcet HCl						Amgen/Kirin
PREOS						Proprietary
PROTHECAN						Proprietary
ALX-0600						Proprietary
Cinacalcet HCl						Amgen/Kirin
NPS 1776						Proprietary
NPS 1506						Proprietary
Calcilytics						GSK
PEG-Cytotoxics						Proprietary
Gly-T Inhibitors						Janssen
mGluRs						AstraZeneca
SCA’s						Micromet
Inhaled Leuprolide						Nektar

		= Enzon		= NPS

Combined Management Team Includes:
Hunter Jackson, Ph.D. (NPS)
          Executive Chairman of the Board

Arthur J. Higgins (Enzon)
          Chief Executive Officer

Ulrich Grau, Ph.D. (Enzon)
          Chief Scientific Officer

Kenneth J. Zuerblis (Enzon)
          Vice President, Finance, Chief Financial Officer & Secretary

Thomas B. Marriott, Ph.D. (NPS)
          Vice President Development Research

Alan Mueller, Ph.D. (NPS)
          Vice President Discovery Research

Selected Pro-Forma Financials

Pro-Forma Operating Summary	(US$ in millions)
Year Ending December 31, 2002	Pro Forma 2002

Product Revenues:
Sales	$ 31.5
Royalties	$ 82.6

	$ 114.1	*

*(Current estimated annualized revenues = $200.0)

Expenses:
SG&A	$ 48.0
R&D	$ 102.0

Long-Term Convertible Debt	$ 400.0
Ending Cash Balance	$ 380.0

Expected Milestones and News Flow

Type	2003	2004

Clinical Data	Phase III Cinacalcet HCl data in secondary HPT
Regulatory	File Cinacalcet HCI NDA
Clinical Data	PREOS 2-year rat toxicology study data
Clinical Data	PREOS TOP Study completed
Clinical Data	Phase IIa results from PROTHECAN
Clinical Data	Initiate additional PII/III ALX-0600 (SBS)
Market Data	HCV maintenance studies
Regulatory	File PREOS NDA
Regulatory	Prothecan Phase III program
Clinical Data	Cinacalcet HCI approval

	= NPS	= Enzon

Synergies Expand and Accelerate Value Creation
•	Expand pipeline development — e.g., CNS product opportunities
•	Accelerate program development — e.g., ALX-0600 for multiple indications
•	Leverage financial strength and commercial capacity — e.g., in-license products and technologies, and optimize PREOS partnership

2007... Where We’re Going
•	Revenue > $500M
•	Strong, balanced clinical pipeline
•	R&D budget > $180M
•	EBITDA > $100M
•	Industry leading growth rate
•	Cash > $500M